As filed with the Securities and Exchange Commission on
                              September 20, 2002.

                                                      Registration No. 333-91674
                                                                       811-21136

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [ ]

                        Pre-Effective Amendment No. 1                       [X]

                       Post Effective Amendment No. _                       [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 2                              [X]
                            ------------------------

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL

                                  (Registrant)
                            ------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122

                            ------------------------

                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-7465
                            ------------------------


                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                  AVLIC REGENT
                              CONTENTS OF FORM N-6

PART A:  INFORMATION REQUIRED IN A PROSPECTUS
Form N-6 Item Heading in Prospectus

Item 1.  Front and Back Cover Pages
         (a) Front Cover Page.................................Front Cover Page
         (b) Back Cover Page..................................Back Cover Page
Item 2.  Risk/Benefit Summary: Benefits and Risks
         (a) Contract Benefits................................POLICY SUMMARY
         (b) Contract Risks...................................        "
         (c) Portfolio Company Risks..........................        "
Item 3.  Risk/Benefit Summary: Fee Table......................CHARGES AND CREDITS TABLES
Item 4.  General Description of Registrant, Depositor and Portfolio Companies
         (a) Depositor........................................Front Cover Page (more in SAI)
         (b) Registrant.......................................INVESTMENT OPTIONS-Separate Account
                                                              Variable Investment Options
         (c) Portfolio Companies..............................        "
         (d) Portfolio Company Prospectus.....................        " ; Appendix A
         (e) Voting   ........................................        "
Item 5.  Charges
         (a) Description......................................CHARGES AND CREDITS TABLES; CHARGES
         (b) Portfolio Company Charges........................                  "
         (c) Incidental Insurance Charges.....................N/A
Item 6.  General Description of Contracts
         (a) Contract Rights..................................POLICY SUMMARY; INVESTMENT OPTIONS;
                                                              OTHER IMPORTANT POLICY INFORMATION;
                                                              POLICY DISTRIBUTION
         (b) Contract Limitations.............................                  "
         (c) Contracts or Registrant Changes..................INVESTMENT OPTIONS-Adding, Deleting or Substituting
                                                              Variable Investment Options; OTHER IMPORTANT POLICY
                                                              PROVISIONS-Policy Changes
         (d) Other Benefits...................................N/A
         (e) Class of Purchasers..............................OTHER IMPORTANT POLICY PROVISIONS-Policy Application
                                                              and Issuance.
Item 7.  Premiums
         (a) Purchase Procedures..............................                  "
         (b) Premium Amount...................................                  "
         (c) Premium Payment Plans............................                  "
         (d) Premium Due Dates................................                  "
         (e) Automatic Premium Loans..........................N/A
         (f) Sub-Account Valuation............................OTHER IMPORTANT POLICY PROVISIONS-Policy Value
Item 8.  Death Benefits and Contract Values
         (a) Death Benefits...................................POLICY DISTRIBUTIONS-Death Benefit
         (b) Charges and Contract Values......................CHARGES AND CREDITS TABLES; CHARGES; OTHER IMPORTANT
                                                              POLICY PROVISIONS-Policy Value
Item 9.  Surrenders, Partial Surrenders, and Partial Withdrawals
         (a) Surrender........................................POLICY DISTRIBUTIONS-Full Surrender
         (b) Partial Surrender and Withdrawal.................                  " -Partial Withdrawal
         (c) Effect of Partial Surrender and Withdrawal.......                  "       "
         (d) Sub-Account Allocation...........................OTHER IMPORTANT POLICY PROVISION-Policy Application
                                                              and Issuance
         (e) Revocation Rights ...............................                  " - "Free Look" Rights
Item 10. Loans
         (a) Availability of Loans............................POLICY DISTRIBUTIONS-Policy Loans
         (b) Limitations......................................                  "
         (c) Interest.........................................                  "
         (d) Effect on Cash Value and Death Benefit...........                  "
         (e) Procedures.......................................                  "
Item 11. Lapse and Reinstatement
         (a) Lapse............................................OTHER IMPORTANT POLICY PROVISIONS-Lapse and Grace Period
         (b) Lapse Options....................................                  "
         (c) Effect of Lapse..................................                  "
         (d) Reinstatement....................................                  " - Reinstatement
Item 12. Taxes
         (a) Tax Consequences.................................TAX MATTERS
         (b) Effect...........................................        "
Item 13. Legal Proceedings....................................OTHER IMPORTANT POLICY PROVISIONS-Legal Proceedings
Item 14. Financial Statements.................................See Statement of Additional Information, below.

PART B        Information Required in a Statement of Additional Information

Form N-6 Item                                                 Heading in Statement of Additional Information

Item 15. Cover Page and Table of Contents
         (a) Cover Page.......................................Cover Page
         (b) Table of Contents ...............................        "
Item 16. General Information and History
         (a) Depositor........................................About Our Company
         (b) Registrant.......................................see prospectus, INVESTMENT OPTIONS
         (c) History of Depositor and Registrant..............About Our Company; see prospectus, INVESTMENT
                                                              OPTIONS-Separate Account Variable Investment Options
         (d) Ownership of Sub-Account Assets..................see prospectus, INVESTMENT OPTIONS-Separate Account
                                                              Variable Investment Options
         (e) Control of Depositor.............................About Our Company
Item 17. Services
         (a) Expenses Paid by Third Parties...................N/A
         (b) Service Agreements...............................N/A
         (c) Other Service Providers..........................N/A
Item 18. Premiums
         (a) Administrative Procedures........................see prospectus, OTHER IMPORTANT POLICY
                                                              PROVISIONS-Policy Application and Issuance
         (b) Automatic Premium Loans..........................N/A
Item 19. Additional Information About Operation of Contracts and Registrant
         (a) Incidental Benefits..............................see prospectus, OTHER IMPORTANT POLICY PROVISIONS
         (b) Surrender and Withdrawal.........................see prospectus, CHARGES AND CREDITS TABLE; CHARGES;
                                                              POLICY DISTRIBUTIONS
         (c) Material Contracts Relating to The Registrant....N/A
Item 20. Underwriters
         (a) Identification    Underwriter
         (b) Offering and Commissions.........................Distribution of the Policy
         (c) Other Payments    ...............................           "
         (d) Commissions to Dealers...........................           "
Item 21. Additional Information about Charges
         (a) Sales Load.......................................see prospectus, CHARGES AND CREDITS TABLES; CHARGES
         (b) Special Purchase Plans...........................More Information on Charges
         (c) Underwriting Procedures..........................            "
         (d) Increases in Face Amount.........................see prospectus, POLICY DISTRIBUTIONS-Death Benefit
Item 22. Lapse and Reinstatement..............................see prospectus, OTHER IMPORTANT POLICY
                                                              PROVISIONS-Lapse and Reinstatement
Item 23. Loans
         (a) Loan Provisions..................................see prospectus, OTHER IMPORTANT POLICY PROVISIONS-Policy Loans
         (b) Amount Available.................................                  "
         (c) Effect on Cash Value and Sub-Accounts............                  "
         (d) Interest.........................................                  "
         (e) Other Effects....................................                  "
Item 24. Financial Statements
         (a) Registrant.......................................Financial Statements
         (b) Depositor........................................Financial Statements
Item 25. Performance Data
         (a) Calculation......................................Performance Data
         (b) Quotation........................................        "
Item 26. Illustrations
         (a)      Narrative Information................................see prospectus, back cover page-Illustrations
         (b)      Headings.............................................         "
         (c)      Premiums, Ages.......................................         "
         (d)      Rating Classifications...............................         "
         (e)      Years................................................         "
         (f)      Illustrated Values...................................         "
         (g)      Rates of Return......................................         "
         (h)      Portfolio Company Charges............................         "
         (i)      Other Charges........................................         "
         (j)      Additional Information...............................         "


AVLIC REGENT 2000
PROSPECTUS: September 16, 2002

REGENT 2000

Survivorship Flexible Premium
Variable Universal Life Insurance Policy
                                          Ameritas Variable Separate Account VL


     This prospectus describes the Policy, especially its Separate Account. The Policy pays a death benefit upon the second insured's death. There is no benefit payable on the first insured's death. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and in how to invest your Policy value. The value of your Policy will go up or down based on the investment performance of the investment options you choose. The amount of the death benefit can also vary as a result of investment performance.

     You may allocate all or part of your Policy value among a variety of variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from several prominent portfolio managers (see Appendix A of this prospectus).

     You may also allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

 The Securities and Exchange Commission ("SEC") does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

            This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain features described in this prospectus, may not be available in all states.

                No one is authorized to give information or make any representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.

CORPORATE BENEFIT VUL


              NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

             Ameritas Variable Life Insurance Company (we, us, our)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                      1-800-745-1112. www.variable.ameritas.com
                              ---------------------

                        This page is intentionally blank.

TABLE OF CONTENTS                                        Begin on Page
     POLICY SUMMARY..............................................4
     CHARGES & CREDITS TABLES....................................6
     INVESTMENT OPTIONS..........................................9
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Model Asset Allocation
         Systematic Transfer Programs
           (Dollar Cost Averaging, Portfolio Rebalancing,
           Earnings Sweep)
     CHARGES....................................................12
         Transaction Fees
           (Percent of premium Charge, Surrender Charge,
           Partial Withdrawal Charge, Transfer Fee)
         Monthly Deductions from Policy Value
           (Cost of Insurance Charge, Administrative Charges,
           Cost of Optional Features)
         Daily Deduction from Separate Account Assets
           (Risk and Administrative Expense Charges, Portfolio
           Charges)
     OTHER IMPORTANT POLICY INFORMATION.........................15
         Policy Application and Issuance
         Policy Value Misstatement of Age or Sex
         Suicide
         Incontestability
         Telephone Transactions
         Lapse and Grace Period
         Reinstatement
         Delay of Payments or Transfers
         Beneficiary
         Policy Changes
         "Free Look" Rights
         Optional Features
         Legal Proceedings
         How to get
         Financial Statements
     POLICY DISTRIBUTIONS.......................................20
         Death Benefit
         No Maturity Date
         Policy Loans
         Full Surrender
         Partial Withdrawal
         Payment of Policy Proceeds
     TAX MATTERS................................................24
         Life Insurance Qualification; Tax Treatment of
            Death Benefit
         Tax Treatment of Loans & Other Distributions
         Other Policy Owner Tax Matters
     APPENDIX A: Variable Investment Option Portfolios..........27
     DEFINED TERMS..............................................28
     LAST PAGE...............................................Last Page
         Thank You/ If You Have Questions
         IMSA
         Illustrations
         Statement of Additional Information;
           Registration Statement
         Reports to You

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:
                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O"Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              www.variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.
                            Make checks payable to:
                   "Ameritas Variable Life Insurance Company"

POLICY SUMMARY
Refer to the Policy for the actual and complete terms of the Policy. You may obtain a copy from us.

         The REGENT 2000 Policy is survivorship flexible premium variable universal life insurance upon the lives of two insureds. The Policy pays death benefit proceeds to the Policy beneficiary upon the last insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. No insured can be under age 20 or over age 90 and at least one cannot be over age 85 on the insured's birthday prior to the Policy Date. We will only issue the Policy for an initial specified amount of insurance coverage of $100,000 or more. The Policy will usually be unsuitable for short-term savings or life insurance needs.
         You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans, partial withdrawals and surrenders may be subject to income tax and penalty tax.

         Your Policy value and Death Benefit will go up or down as a result of the investment experience of your Policy. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's charges. However, your Policy will not lapse during the first five Policy Years if you meet the Minimum Premium requirements, or during the Guaranteed Death Benefit period if you meet the Guaranteed Death Benefit Premium requirements. Your Policy's Death Benefit will never be less than the then current Specified Amount of insurance coverage less any outstanding loans and loan interest, and less any due but unpaid Policy charges. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because the Cash Surrender Value is insufficient to keep the Policy in force.

         Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.
         COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to other life insurance. The Policy is like fixed-benefit survivorship life insurance except for its investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit may vary to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a long-term tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, and the potential for tax-free income during the insured's life.

         Compared to mutual funds. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:
o Provides death benefit insurance protection on two insureds' lives that is exempt from income tax but estate taxes may apply.
o Can lapse with no value if your Cash Surrender Value is not enough to pay charges or loan interest, unless the terms for a minimum benefit or Guaranteed Death Benefit are met.
o Can provide settlement option payments for the rest of your life or for some other period.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments.
o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit (special tax considerations may apply if the Policy is owned by a business or used to fund certain business purposes) and (b) taxation is deferred until such earnings are distributed as a full surrender or partial withdrawal.
o Most states allow you a "right to examine" period to review your Policy and cancel it for a return of premium paid. (See a Policy for details.)
o By purchasing interests in the Separate Account Subaccounts, you select the portfolios in which we then invest your money. We own the Separate Account assets, but they are held separately from our other assets.

                  Information about the risks of each variable
                      investment option is contained in the
                    portfolio prospectus for each option. You
                           may obtain a copy from us.

         POLICY OPERATION & FEATURES

Premiums.
o Premium is used to create Policy value to cover Policy charges and to generate investment earnings.

Charges Deducted from Premium
o    Percentage of Premium Charge: currently 2.25%.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Charges Deducted from Assets.
(See CHARGES & CREDITS TABLES on next pages.)

Transaction Fees:
o    Percentage of Premium Charge.
o    Surrender and partial withdrawal charges, if any.
o    Transfer fee, if any.

Periodic Charges (monthly from Policy value):
o    Cost of Insurance Charge.
o    Administrative Charges.
o    Charges for selected optional features.

Periodic Charges (daily from Separate Account assets only):
o    Risk charge.
o    Asset-based administrative expense charge
o    Underlying portfolio investment advisory charges and operating expenses.

Loans
o You may borrow a limited amount of Policy value. Each loan must be at least $200. Interest accrues on outstanding loan amounts. After the 10th Policy Year, loans at a lower interest rate may be available.

Surrenders.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES & CREDITS TABLES, next page.

Maturity Date
o    None.
                      -----------------
                        Premiums to
                        Your Policy
---------------------------------------------------------
        Ameritas Variable Life Insurance Company
---------------------------------------------------------
               Charges Deducted from Premium
---------------------------------------------------------
                   Investment Options
-------------- -- ---------------------------------------
    Fixed
   Account           Ameritas Variable Separate Account VL
Policy value
 receives a            Variable Investment Options
 guaranteed       Policy value may vary daily depending
    fixed           upon the investment performance of
  interest              the underlying portfolios.
    rate.
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
--------------    ------------ ------------- ------------
         Charges (Deductions from Policy value)
-------------------    ---------------    ---------------
                                              Death
                       Surrender all        Benefits:
      Loans              or part of        Option A or
                         the Policy          Option B
-------------------    ---------------    ---------------
                            Paid in Annuity Income
                                  or Lump Sum
                       ----------------------------------

Death Benefit.

o If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.
o    Two death benefit options are available:
     Option A: essentially a level death benefit that includes total Policy value within the specified amount; or Option B: pays the total Policy value in addition to the specified amount. Death Benefit proceeds are reduced by any Policy loan balance, unpaid loan interest, and any monthly deductions due but unpaid at death.
     See the POLICY DISTRIBUTIONS: Death Benefits section for details.

Settlement Income.

o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

CHARGES & CREDITS TABLES   (some charges are rounded)

         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, or transfer Policy value between investment options.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         Guaranteed
TRANSACTION FEES                                              When Deducted             Current           Maximum
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  PERCENT OF PREMIUM CHARGE                                When each premium        2.25% of each       3% of each
                                                                  is paid.          premium payment.   premium payment.
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  SURRENDER CHARGE (per $1,000 of specified amount)        Upon full surrender
                                                            before the 15th year
        Varies in amount and duration by insureds'         after the issue date,
sexes, issue ages, risk classes, and the amount of time     and for any increase
you have had your Policy.  Ask for a Policy illustration    in coverage (except
or see your Policy for these charges applicable to you.      due to change in a     Minimum:  $0.
The "Example"charges  assume a male and female insured     death benefit option)    Maximum: $60.    Same as current.
who are each issue age 45, non-tobacco                     from the date of the     Example:  $7.12
risk class, $250,000 specified amount of coverage.               increase.
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  PARTIAL WITHDRAWAL CHARGE
     (lesser of % of withdrawal amount or dollar amount)    Upon each withdrawal.       2% or $25          2% or $50
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  TRANSFER FEE (per transfer)                            First 15 transfers per year     NONE              NONE
                                                           Each additional transfer:      NONE               $10
---------------------------------------------------------- ----------------------- ----------------- ------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including subaccount portfolio operating fees and expenses.
---------------------------------------------------------- ----------------------- ----------------- ------------------
 PERIODIC CHARGES                                                                                      Guaranteed
(other than subaccount portfolio operating expenses)            When Deducted           Current          Maximum
                                                                                       (annual)         (annual)
-----------------------------------------------------------------------------------------------------------------------
DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS  (to equal the annual % shown)
---------------------------------------------------------------------------------------------------- ------------------
'  RISK CHARGE (for mortality and expense risk)                      Daily
                                     Policy Years 1-15                                   0.75%        Same as current
                                     Policy Years 16+                                    0.30%
'  ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE                         Daily               0.15%        Same as current

       TOTAL Daily Deduction from Separate Account Assets:
                                     Policy Years 1-15                                   0.90%        Same as current
                                     Policy Years 16+                                    0.45%
---------------------------------------------------------------------------------- ----------------- ------------------

MONTHLY DEDUCTION FROM POLICY VALUE
     Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.

---------------------------------------------------------- --------------------- -------------------- ------------------
                                                                                 Varies(1)
                                                                                 Minimum:     0.0001%
'  BASE POLICY COST OF INSURANCE (Rate is a % of                                 Maximum:       2.63%   Same as current
   the net amount of insurance coverage at risk)                  Monthly        Example:(3,4)0.0009%

 ------------------------------------------------- ---------------------------------------------------------------------
'  ADMINISTRATIVE CHARGE                                          Monthly
              Up to $1 Million Specified Amount:Years 1-5                               $192              $192
                                                 Years 6+                                $96              $192
                  $1-5 Million Specified Amount:Years 1-5                                $96              $192
                                                 Years 6+                                $48              $192
                   $5+ Million Specified Amount:All Years                               NONE              $192
------------------------------------------------- -------------------------------- ----------------- ------------------
'  ADMINISTRATIVE CHARGE PER $1,000 OF                            Monthly
   INITIAL SPECIFIED AMOUNT
                             Issue Ages 20-44:  Years 1-5                              $1.20             $1.20
                                                 Years 6+                               NONE             $1.20
                             Issue Ages 45-64:  Years 1-5                              $0.96             $0.96
                                                 Years 6+                               NONE             $0.96
                             Issue Ages 65+:    Years 1-5                              $0.60             $0.60
                                                 Years 6+                               NONE             $0.60
---------------------------------------------------------- ----------------------- ----------------- ------------------

'  COST OF OPTIONAL FEATURES
   Disability Benefit Rider (Rate is a % of the                   Monthly          Varies(2)
   disability benefit provided.)                                                   Minimum:       3.63%   Same as current
                                                                                   Maximum:      21.44%
                                                                                   Example:(5)    5.06%
   Level Term Rider for Covered Insureds  (Rate is a %            Monthly          Varies(1)
   of the specified amount of rider coverage.)                                     Minimum:      0.095%
                                                                                   Maximum:        100%   Same as current
                                                                                   Example:(4,5) 0.335%
   Second-to-Die Level Term Rider (Rate is a % of the             Monthly          Varies(1)
   specified amount of rider coverage.)                                            Minimum:       0.00%
                                                                                   Maximum:        100%   Same as current
                                                                                   Example:(3,4)0.0005%
---------------------------------------------------------- ----------------------- ----------------- ------------------
'  COST OF MORE OPTIONAL FEATURES
   First-to-Die Level Term Rider  (Rate is a % of the             Monthly          Varies(1)
   specified amount of rider coverage.)                                            Minimum:     0.1719%
                                                                                   Maximum:        100%   Same as current
                                                                                   Example:(3,4)0.5712%
   Estate Protection Rider  (This rider increases the             Monthly          Varies(1)
   death benefit to 125% of the specified amount of the                            Minimum:     0.0121%
   base Policy.  Rate is a % of the base Policy                                    Maximum:        100%   Same as current
   specified amount.)                                                              Example:(3,4)0.0129%

   Policy Split Option Rider (This rider is                        N/A                  NONE                  NONE
   automatically issued at Policy issue unless one of
   the insured's is uninsurable.  It allows the
   owner(s) to exchange the Policy for two individual
   life Policies.)
   Terminal Illness Rider  (This rider pays an                     N/A                  NONE                  NONE
   accelerated benefit if the last surviving insured is
   terminally ill.)

  Footnote to Monthly Deductions from Policy Value above:
     (1) Rate varies by insured's sec, issue age, risk class, and the length of time the Policy has been in force.
     (2) Rate varies by insured's sex and issue age at the time the rider is added to the Policy.
     (3) "Example" charges assume insureds who are a male and a female, both issue age 45, non-tobacco risk class.
     (4)  "Example" charges assume Policy is in its first Policy Year.
     (5) "Example" charges assume insured who is male, issue age 45, non-tobacco risk class.
    We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or it tax treatment of our Company changes.

     The next table describes the subaccount portfolios' fees and expenses that you will pay periodically during the time that you own the Policy. More detail concerning each subaccount portfolio's fees and expenses is contained in the series fund prospectus for each subaccount portfolio.

SUBACCOUNT PORTFOLIO ANNUAL EXPENSES
----------------------------------------------------------------------------------------------------------------------
                                                                             Total                        Total
     Subaccount's underlying               Management   12b-1     Other      Fund    Waivers and   after waivers and
     Portfolio Name                           Fees       Fees     Fees       Fees    Reductions    reductions, if any
----------------------------------------------------------------------------------------------------------------------
ALGER
o        Alger American Growth                0.75%      -         0.06%     0.81%        -            0.81%
o        Alger American MidCap Growth         0.80%      -         0.08%     0.88%        -            0.88%
o        Alger American Small Capitalization  0.85%      -         0.07%     0.92%        -            0.92%
CALVERT PORTFOLIOS (1)
o        CVS Social Balanced                  0.70%      -         0.18%     0.88%        -            0.88%
o        CVS Social International Equity      1.10%      -         0.51%     1.61%        -            1.61%
o        CVS Social Mid Cap Growth            0.90%      -         0.23%     1.13%        -            1.13%
o        CVS Social Money Market              0.50%      -         0.19%(2)  0.69%        -            0.69%
o        CVS Social Small Cap Growth          1.00%      -         0.39%     1.39%        -            1.39%
FIDELITY (Service Class 2)
o        VIP Contrafund(R)                    0.58%     0.25%      0.11%     0.94%        -            0.94%(3)
o        VIP Equity-Income                    0.48%     0.25%      0.11%     0.84%        -            0.84%(3)
o        VIP High Income                      0.58%     0.25%      0.15%     0.98%        -            0.98%
NEUBERGER BERMAN
o        AMT Growth                           0.84%       -        0.05%     0.89%        -            0.89%
o        AMT Limited Maturity Bond            0.65%       -        0.08%     0.73%        -            0.73%
o        AMT Partners                         0.82%       -        0.05%     0.87%        -            0.87%
OPPENHEIMERFUNDS
o        Aggressive Growth /VA                0.64%       -        0.04%     0.68%        -            0.84%
o        Capital Appreciation /VA             0.64%       -        0.04%     0.68%        -            0.68%
o        High Income /VA                      0.74%       -        0.05%     0.79%        -            0.79%
o        Main Street Growth & Income /VA      0.68%       -        0.05%     0.73%        -            0.73%
o        Strategic Bond /VA                   0.74%       -        0.05%     0.79%        -            0.79%(4)

SCUDDER(5)
o        VIT Equity 500 Index                 0.20%      -         0.11%     0.31%      0.01%          0.30%
o        VIT Small Cap Index                  0.35%      -         0.28%     0.63%      0.18%          0.45%
o        VIT EAFE(R)Equity Index              0.45%      -         0.36%     0.81%      0.16%          0.65%
TEMPLETON (Class 2)
o        Global Asset Allocation              0.61%    0.25%(6)    0.20%     1.06%        -            1.06%
o        Foreign Securities                   0.69%    0.25%(6)    0.22%     1.16%      0.01%          1.15%(7)
VAN ECK
o        Worldwide Hard Assets                1.00%       -        0.18%     1.18%        -            1.18%(8)

(1) "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows:

                  CVS Social Balanced                        0.87%
                  CVS Social International Equity            1.54%
                  CVS Social Mid Cap Growth                  1.10%
                  CVS Social Money Market                    0.63%
                  CVS Social Small Cap Growth                1.22%

(2) Expenses have been restated for the upcoming fiscal year.

(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the fund prospectus for details.

(4) OppenheimerFunds, Inc. will reduce the management fee by 0.10% as long as the fund's trailing 12-month performance at the end of the quarter is in the fifth Lipper peer-group quintile; and by 0.05% as long as it is in the fourth quintile. The waiver is voluntary and may be terminated by the Manager at any time.

(5) The investment advisor receives a fee for its services that is a percentage of each fund's average daily net assets. The investment advisor has agreed to waive and/or reimburse operating expenses, including its fees, that exceed certain percentages of the funds' aggregate average daily net assets. Any differences in amounts are due to rounding.

(6) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7) The manager had agreed in advance to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, the total annual fund operating expenses are estimated to be 1.16%.

(8) Excluding interest expense, the total with expense cap/reimbursement is 1.15%.

The next table describes interest rates credited to amounts allocated to the Policy's fixed account and loan accounts, and interest rates charged on amounts borrowed from the Policy.

----------------------------------------------------------------------------------------------------------------------
                                                                                                          Guaranteed
                                                                                                Current    Maximum
INTEREST CREDITED & CHARGED                                                         Credited    Charge      Charge
                                                                                    (annual)   (annual)    (annual)
---------------------------------------------------------------------------------- ---------- ---------- -------------
'  FIXED ACCOUNT                                                                    At least
        * Guaranteed minimum annual effective rate.  We may credit a higher
          current rate.                                                              3.50%*       N/A         N/A
---------------------------------------------------------------------------------- ---------- ---------- -------------
   LOAN ACCOUNT  (effective annual rates)                                            3.50%       5.50%       6.00%
     Regular Loans                                                                   3.50%       3.50%       4.00%
     Reduced Rate Loans  (available only after the 10th Policy Year)
---------------------------------------------------------------------------------- ---------- ---------- -------------

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

     You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

     The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The SEC does not supervise the management or the investment practices or policies of the Separate Account or us. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

     The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

           You bear the risk that the variable investment options you select may fail to meet their objectives, that they could
              decrease in value, and that you could lose principal.

              Each Subaccount underlying portfolio operates as a separate variable investment option, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options

         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, upon any necessary reulatory approval and notice to you, we will automatically reinvest them in the Calvert CVS Social Money Market Subaccount.

         Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

o        Voting Rights
         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

         If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. The underlying portfolios may not hold routine annual shareholder meetings.

         FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, with notice to you, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:
          o A transfer is considered any single request to move assets between one or more investment options.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by internet when available.
          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):

               -    may be made only once each Policy Year;
               -    may be delayed up to six months;
               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed account value on the date of the transfer during that Policy Year;
                    - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
                    -    $1,000.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Calvert CVS Social Money Market Subaccount.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

         MODEL ASSET ALLOCATION

         We may offer model asset allocation, but reserve the right to alter, assess a charge, or terminate any program upon thirty days advance written notice. Currently, we offer a no-cost model asset allocation program through The Advisor's Group, Inc. ("TAG"), an affiliate of ours. TAG representatives offer a service created by Ibbotson Associates to match the Policy Owner's risk tolerance and investment objectives with a model Subaccount percentage allocation formula. Ibbotson Associates were among the first to develop the modern science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. You cannot use the Model Asset Allocation program and the systematic transfer Dollar Cost Averaging program at the same time.

         SYSTEMATIC TRANSFER PROGRAMS

         Transfers under any systematic transfer program do count toward the 15 free transfer limit. We reserve the right to alter or terminate any systematic transfer program upon thirty days advance written notice.

o        Dollar Cost Averaging Program
         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert CVS Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Calvert CVS Social Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.

          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert CVS Social Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o        Portfolio Rebalancing Program
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o        Earnings Sweep Program
         The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

CHARGES

         The following repeats and adds to information provided in the CHARGES & CREDITS TABLES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

         TRANSACTION FEES

o        Percent of Premium Charge
         We currently deduct 2.25% of each Policy premium payment we receive as a Percent of Premium Charge, and we guarantee to never deduct more than 3%. This charge partially offsets premium taxes imposed by some States and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge.

o        Surrender Charge
         Upon a full surrender of your Policy, we deduct a surrender charge. The initial surrender charge is measured from the date of Policy issue and is calculated based upon the issue age, sex and risk class of each insured, and the specified amount of the Policy. Because this charge may be significant upon early surrender, you should purchase a Policy only as a long-term investment. The maximum surrender charge is $60 per $1,000 of specified amount. An additional surrender charge applies to any increase in specified amount, measured from the date of the increase. The surrender charge applicable to an increase in specified amount is the initial surrender charge for the original specified amount, multiplied by the ratio of the increase to the original specified amount. For example, for a Policy with an initial specified amount of $250,000 coverage, increased by $100,000 at the beginning of the sixth Policy Year, surrendered in Policy Year 10, and where the initial surrender charge is $1,780, the amount of the total surrender charge would be $1,602. (Calculated:
(50% x $1,780) + (100% x $1,780 x $100,000/$250,000) = $1,602.)

-------------------------- --------------------------- ------------------------ ----------------------------
                                Percent of Initial                                    Percent of Initial
   Policy Year since issue     Surrender Charge that      Policy Year since         Surrender Charge that
  or increase in specified      will apply during        issue or increase in         will apply during
         amount                   Policy Year             specified amount              Policy Year
-------------------------- --------------------------- ------------------------ ----------------------------
           1-5                        100%                       11                         40%
-------------------------- --------------------------- ------------------------ ----------------------------
            6                         90%                        12                         30%
-------------------------- --------------------------- ------------------------ ----------------------------
            7                         80%                        13                         20%
-------------------------- --------------------------- ------------------------ ----------------------------
            8                         70%                        14                         10%
-------------------------- --------------------------- ------------------------ ----------------------------
            9                         60%                        15+                         0%
-------------------------- --------------------------- ------------------------ ----------------------------
           10                         50%
-------------------------- --------------------------- ------------------------ ----------------------------

o        Partial Withdrawal Charge
         Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of
(1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

o        Transfer Fee
         We may charge a $10 Transfer Fee for any transfer in excess of 15 transfers per Policy Year. This fee may be deducted from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account.

         PERIODIC CHARGES:  MONTHLY DEDUCTIONS FROM POLICY VALUE
         The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o        Cost of Insurance Charge
         The cost of insurance rate per $1,000 of net amount at risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the below formula for cost of insurance.

         The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy month can vary from month to month. The cost of insurance rate for the initial specified amount of insurance coverage varies by the insureds' sexes, issue ages, risk classes, and the length of time the Policy has been in force. The cost of insurance rate for an increase in specified amount varies by the insureds' sexes, ages and risk classes at the time of the increase, and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

The Cost of Insurance each month equals:

-    The "Net Amount at Risk" for the month;
     multiplied by
-    The cost of insurance rate per $1,000 of net amount at risk; divided by
-    $1,000.

The Net Amount at Risk in any month equals:
- The death benefit on the Policy Monthly Anniversary, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus

- The Policy value on the Policy Monthly Anniversary after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o        Administrative Charge,
         Administrative Charge per $1,000 of Initial Specified Amount

         These administrative charges partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from these charges.

         The Administrative Charge, deducted monthly, is as follows:
                                                                                            ---------- --------------
                                                                                                         Guaranteed
                                                                                            Current        Maximum
                                                                                            monthly        monthly
                          ------------------------------------------------------- --------- ---------- --------------
                          Up to $1 Million Specified Amount:  Years 1-5  /  6+              $16. / $8.      $16.
                          $1-5 Million Specified Amount:      Years 1-5  /  6+              $8. /  $4.      $16.
                          $5+ Million Specified Amount:       Years 1-5  /  6+                NONE          $16.
                          ------------------------------------------------------- --------- ---------- --------------

         The Administrative Charge per $1,000 of Initial Specified Amount of insurance coverage, deducted monthly, is as follows:
                          ------------------------------------------------------- -------------------- --------------
                          Youngest insured Issue Ages 20-44:  Years 1-5  /  6+           $0.10 / NONE   $0.10 / 0.10
                          Youngest insured Issue Ages 45-64:  Years 1-5  /  6+           $0.08 / NONE   $0.08 / 0.08
                          Youngest insured Issue Ages 65+:    Years 1-5  /  6+           $0.05 / NONE   $0.05 / 0.05
                          ------------------------------------------------------- -------------------- --------------

o        Cost of Optional Features
         The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. See the CHARGES & CREDITS TABLES for information about the costs of these features, and refer to the Optional Features provision of this prospectus for descriptions of these features. Optional features may not be available in all states.

         PERIODIC CHARGES: DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

         The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o        Risk Charge
         The Risk Charge is for the mortality risks we assume - that insureds may live for shorter periods of time than we estimate, or the Policy value is not enough to keep the Policy in force during the Guaranteed Death Benefit Period, and also compensates us for the Policy expense risks we assume. In Policy Years 1-15, this charge is equal to an annual charge of 0.75% of the Policy Separate Account assets. In Policy Years 16+, this charge is equal to an annual charge of 0.30% of the Policy Separate Account assets. If this charge exceeds our actual costs to cover death benefits and expenses, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o        Asset-based Administrative Expense Charge
         This charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from this charge. This charge is equal to an annual charge of 0.15% of the Policy Separate Account assets.

o        Portfolio Charges
         Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolios' last fiscal year, are stated in this prospectus' CHARGES & CREDITS TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

OTHER IMPORTANT POLICY INFORMATION

         POLICY APPLICATION AND ISSUANCE

         No insured can be under age 20 or over age 90 and at least one cannot be over age 85 on the insured's birthday nearest to the Policy Date. To purchase a Policy, you must submit an application, at least the Minimum Initial Premium, and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

  Replacing an existing life insurance policy is not always your best choice.
                       Evaluate any replacement carefully.

o        Application in Good Order
         All application questions must be answered, but particularly note these requirements:
          o The Owner's and insureds' full names, Social Security numbers (tax identification number for a business or trust Owner), dates of birth, and certain other required information must be included.
          o Your premium allocations must be complete, be in whole percentages, and total 100%.
          o    Initial premium must meet Minimum Initial Premium requirements.
          o Your signature and your agent's signature must be on the application.
          o City, state and date the application was signed must be completed.
          o You must provide all information required for us to underwrite your application (including health and medical information about the insureds, and other information we consider relevant).
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Minimum Initial Premium
          o At least Minimum Initial Premium sufficient to purchase and sustain the Policy charges for the specified amount of insurance coverage and any optional features you apply for.

         Additional Premiums
          o If a premium increases the specified amount of coverage, it is subject to evidence of the insured's continued insurability and our underwriting requirements.
          o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
          o Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
          o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
          o    Additional   premiums  are  applied   pursuant  to  your  current
               allocation   instructions,   unless   you   give   us   different
               instructions   by   Written   Notice  or   authorized   telephone
               transaction when you make the payment.
          o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o        Crediting and Allocating Premium
         Once your application is in good order, we will credit the initial net premium to the Policy on the date the Policy is issued pursuant to your allocation instructions. When state or other legal requirements require return of at least the premium payments under a free-look privilege, we allocate all premium to the Calvert CVS Social Money Market subaccount until 13 days after the date the Policy is issued; then, we will allocate your Policy value to the investment options according to your allocation instructions. Other states may allow us to return your Policy value if a Policy is not issued or a free-look privilege is exercised, which may be more or less than the premiums paid.

         Until your Policy is issued, premium payments received by us are held in our general account and are credited with interest at a rate we determine.

         POLICY VALUE

         On your Policy's date of issue, Policy value equals your initial net premium (premium less the Percent of Premium Charge) less the Policy's first monthly deduction. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and the Loan Account.

o        Separate Account Value
                Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value at the end of the prior Business Day by the Subaccount's net investment factor for the current Business Day.

         The net  investment  factor for a Subaccount is determined by dividing
(a) by (b), and then  subtracting  (c) from the result, where:
         (a)  is:
               1. the net asset value of the underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day; plus or minus
               2. any charge or credit during the current Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
         (b)  is:
               1. the net asset value of the underlying portfolio as of the end of the previous Business Day; plus or minus
               2. any charge or credit during the previous Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
         (c) is the mortality and expense risk charge and the administration charge.

         We value the assets in each Subaccount at their fair market value in accordance with accepted accounting practices and aplicable laws and regulations. The net investment factor may be greater than, equal to, or less than 1.
o        Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:

          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited to the Fixed Account since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
          (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
          (f) the Fixed Account's share of any monthly deductions from Policy value; minus
          (g)  the Fixed Account's share of charges for any optional features;
               plus
          (h) interest credited on the Fixed Account balance since the end of the previous Policy month.

         MISSTATEMENT OF AGE OR SEX

         If the age or sex of either insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

         SUICIDE

         We will pay the greater of premiums received or Policy value, less any partial withdrawals and indebtedness, if an insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay the greater of the monthly deductions for an increase in specified amount of insurance coverage if an insured or Policy value attributable to such an increase, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

         INCONTESTABILITY

         We will not contest the validity of the Policy after it has been in force during the insureds' lifetimes for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the specified amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the specified amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         LAPSE AND GRACE PERIOD

o        Lapse

         Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

         This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           Lapse of the Policy may result in adverse tax consequences.

o        Guaranteed Death Benefit

         We guarantee the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, adjusted for partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

         If you meet the Guaranteed Death Benefit Premium requirements and the following rules, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in your Policy's Schedule page; this period varies depending upon your age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid.
     o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
     o Increases in specified amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and

     o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o    Grace Period

         If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

         REINSTATEMENT

         If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
          o    Written application signed by you and the insured;
          o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
          o    Premium at least equal to the greater of:
               (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
               (2)  Three times the current Policy Month's monthly deductions.
          o    Reinstatement of any outstanding Policy debt.

         The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

         The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

         The Policy cannot be reinstated once it has been fully surrendered.

         DELAY OF PAYMENTS OR TRANSFERS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         The interest of any beneficiary is subject to that of any assignee.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

         "FREE LOOK" RIGHTS

         Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

         OPTIONAL FEATURES

         Subject to certain requirements, one or more of the following optional insurance benefits may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value as stated in this prospectus' CHARGES & CREDITS TABLES.

o        Disability Benefit Rider

         This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

o        Level Term Rider for Covered Insureds

         This Rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of the covered insured, as identified. The rider may be purchased on either insured or an individual other than the insureds.

o        Second-to-Die Level Term Rider

         This Rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both insureds.

o        First-to-Die Level Term Rider

         This Rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two insureds.

o        Estate Protection Rider

         This Rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both insureds during the first four Policy Years.

o        Policy Split Option Rider

         This Rider allows the Policy to be split into two individual policies, subject to evidence of insurability on both insureds.

o        Terminal Illness Rider

         This Rider provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of diagnosis of a terminal illness. There is no additional cost for this Rider. The total value available as a benefit is an amount less than the total death benefit payable under the Policy.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

         HOW TO GET FINANCIAL STATEMENTS
         Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus. The Policies will be transferred to AVLIC upon receipt of required approvals under an Assumption Reinsurance Agreement dated April 1, 2002.

POLICY DISTRIBUTIONS

         The principle purpose of the Policy is to provide a death benefit upon the last insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

         DEATH BENEFIT
         Upon the last insured's death, we will pay to the Policy beneficiary:
          (a) the death benefit on the insured's life under the death benefit option in effect; plus
          (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
          (c)  any outstanding Policy debt; minus
          (d) any due and unpaid Policy charges, including deductions for the month of death.

         We will pay the death benefit after we receive Due Proof of Death of the last insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
   -  Your Policy being in force;
   -  Our receipt of Due Proof of Death of the last Insured;
   -  Our receipt of sufficient beneficiary information to make the payment; and
   -  Your election of a payment option.
"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

o        Death Benefit Options
         You may choose one of two death benefit options. Option A is in effect unless you elect Option B. For the same specified amount and premium payments, Option B provides higher death benefit protection, higher cost of insurance charges, and lower Policy value than Option A. Generally, choose Option A if you want to build Policy value faster but aren't as concerned with continued growth of Policy death benefit, and Option B if you want your Policy death benefit to grow over time but aren't as concerned with growth of Policy value.

Death Benefit Option A
     If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.
     Under Option A, the death benefit is the greater of:
     (a) the specified amount of insurance coverage on the last insured's date of death; or
     (b) the Policy value on the date of last death multiplied times the corridor percentage for the youngest insured (see below).

Death Benefit Option B
     If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
     Under Option B, the death benefit is the greater of:
     (a) the specified amount of insurance coverage on the date of death plus the Policy value; or
     (b) the Policy value on the date of death multiplied times the corridor percentage for the youngest insured (see below).

         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
           Attained      Corridor     Attained    Corridor    Attained    Corridor    Attained    Corridor
             Age            %           Age          %          Age          %           Age         %
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------
             0-40         250%
              41          243%          51         178%         61         128%         71         113%
              42          236%          52         171%         62         126%         72         111%
              43          229%          53         164%         63         124%         73         109%
              44          222%          54         157%         64         122%         74         107%
              45          215%          55         150%         65         120%       75-90        105%
              46          209%          56         146%         66         119%         91         104%
              47          203%          57         142%         67         118%         92         103%
              48          197%          58         138%         68         117%         93         102%
              49          191%          59         134%         69         116%        94+         101%
              50          185%          60         130%         70         115%
         ------------- ------------ ----------- ----------- ----------- ----------- ----------- -----------

Changes in Death Benefit Option
         After the first Policy Year, you may change your Policy's death benefit option.

Changes in Death Benefit Option Rules
o    Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Monthly Anniversary after we receive your request.
o    There is no fee to change your Policy death benefit option.
o Changing from Option A to Option B: The specified amount is decreased by an amount equal to the total Policy value as of the date of the change.
o Changing from Option B to Option A: The specified amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new specified amount of insurance meets the requirements set forth in the Change in Specified Amount of Insurance Coverage section, below.

o        Change in Specified Amount of Insurance Coverage

         You may change the current specified amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.

INCREASE () in Coverage Rules
o    No increase is allowed in the first Policy Year.
o Both insureds' ages on the previous Policy Anniversary must be 85 or younger.
o A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
o Minimum amount of an increase in specified amount of insurance coverage is $50,000.
o Cost of insurance charges for the increase will be based upon the insureds' attained ages and underwriting class at the time of the increase.
o Surrender Charges become applicable to the amount of the increase, measured from the date of the increase. See this Prospectus' CHARGES & CREDITS:
     Transaction Fees section.
o Ongoing additional premium may be required to maintain your Policy's Guaranteed Death Benefit Premium requirements. (See this Prospectus' IMPORTANT POLICY PROVISIONS: Lapse & Grace Period - Guaranteed Death Benefit provision).
o Additional premium may be required if Policy value at the time of the increase, minus Surrender Charges, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in specified amount of insurance coverage.

DECREASE () in Coverage Rules
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in specified amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o    The specified amount of coverage after the decrease must be at least
     $100,000.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o A decrease will not lower the Guaranteed Death Benefit Premium in effect at the time of the decrease.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the specified amount of insurance coverage by first reducing the specified amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial specified amount of insurance coverage.

         NO MATURITY DATE

         This Policy does not have a maturity date. However, some States do not allow us to collect cost of insurance charges after both insureds attain age
100. In those States, your Policy's specified amount is reduced to $1,000 upon both insureds attaining age 100.

         POLICY LOANS

         If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy values. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

----------------------------------------------------------------------------------------------------------------------
                 Amout You Can Borrow                                             Loan Interest Rate
--------------------------------------------------------------- ------------------------------------------------------
Standard Policy Loan. At any time after the Policy is            Standard Policy Loan. Current net annual loan
issued, you may borrow not less than $200 and up to an amount    interest rate of 2%: we charge a current interest
equal to the Cash Surrender Value, minus guaranteed monthly      rate with a 5.5% effective annual yield (guaranteed
deductions from Policy value for the rest of the Policy Year,    to not exceed 6%), but we also credit an interest
minus interest on Policy debt including the requested loan to    rate with an effective annual yield of 3.5% to any
the next Policy anniversary.                                     amounts in the Loan Account.
--------------------------------------------------------------- ------------------------------------------------------
Reduced Rate Policy Loan. Available after the 10th Policy        Reduced Rate Policy Loan. Current net annual loan
Year. Amount eligible is limited to Policy earnings (Policy      interest rate of 0%: we charge a current interest
value exceeding the amount of premiums paid minus any            rate with a 3.5% effective annual yield (guaranteed
previous partial withdrawals, minus any outstanding Reduced      to not exceed 4%), but we also credit an interest
Rate Policy Loan; but, cannot exceed the maximum available       rate with an effective annual yield of 3.5% to any
loan amount.                                                     amounts in the Loan Account.

Loan Rules
o    The Policy must be assigned to us as sole security for the loan.
o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us. o

         FULL SURRENDER

         While an insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

         Full Surrender Rules
          o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile.
          o The applicable Surrender Charge is described in your Policy and the CHARGES section of this Prospectus.
          o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to the oldest or surviving insured's age 59 1/2. See the TAX MATTERS section of this prospectus for more information.
          o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

         PARTIAL WITHDRAWAL

         While an insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. Such a reduction will impact the net Policy funding used to determine if the Guaranteed Death Benefit remains in effect.

         If Death Benefit Option A (described above) is in effect, then the current specified amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

         If Death Benefit Option B (described above) is in effect, the Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

Partial Withdrawal Rules
o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months.
o    A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Partial withdrawals may change the Minimum Premium and Guaranteed death Benefit premium requirements. You may request a new illustration of Policy values from us to demonstrate these changes.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

         PAYMENT OF POLICY PROCEEDS

         A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee. Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

         Rules for Payment of Policy Proceeds
          o You, or your beneficiary after your death if you are the insured, may elect a payment option by completing an election form that can be requested from us at any time.
          o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
          o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Option C).
          o Any payment option chosen will be effective when we acknowledge it.
          o We may require proof of your age or survival or the age or survival of the payee.
          o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
          o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.
          o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

         Payments under the payment options are fixed payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o        Selecting a Payment Option

         Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

The longer the guaranteed or projected payment option period, the lower the amount of each payment.

         Note: If you elect payment options D or E and select a non-guaranteed period, it is possible that only one annuity payment would be made under the payment option if the person whose life the payment is based upon (the "measuring life") dies before the due date of the second payment, only two payments would be made if the "measuring life" died before the due date of the third payment, etc.

         The payment options for receiving Policy proceeds are:

A. Interest Payment. We will pay interest each month at a rate determined by us on the amount retained.

B. Payments for a Fixed Amount. Proceeds are paid in equal monthly installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. Payments for a Fixed Period. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. Lifetime Income. Proceeds are paid as equal monthly installments based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. Joint and Last Survivor Lifetime Income. Proceeds are paid as equal monthly installments during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   Lump Sum.  Proceeds are paid in one sum.

TAX MATTERS

         The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

         LIFE INSURANCE QUALIFICATION; TAX TREATMENT OF DEATH BENEFIT

         The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

         Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

          o the death benefit should be fully excludable from the beneficiary's gross income; and
          o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy.

         We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

         Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

         A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

         TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

         Upon a surrender or lapse of the Policy, if the amount received plus any outstanding Policy debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

   "Cost Basis in the Policy" means:
   o the total of any premium payments or other consideration paid for the Policy, minus
   o  any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the cost basis in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

         Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that preferred rate loans could be treated as distributions rather than loans.

         Distributions (including upon surrender) and loans (except perhaps preferred rate loans) from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy which is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

         OTHER POLICY OWNER TAX MATTERS

         Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

         Interest paid on Policy loans generally is not tax deductible.

         Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

         Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

         Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

         Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

         Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

APPENDIX A:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

-------------------------------------- -------------------------------------------------------------------------------
        Separate Account
          Portfolio                       Summary of Investment Strategy (unless evident from the portfolio's name)
 ------------------------------------- -------------------------------------------------------------------------------
               ALGER                                     Offered through The Alger American Fund
                                                          Advised by Fred Alger Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Growth
-------------------------------------- -------------------------------------------------------------------------------
Alger American MidCap Growth
-------------------------------------- -------------------------------------------------------------------------------
Alger American Small Capitalization
-------------------------------------- -------------------------------------------------------------------------------
         CALVERT PORTFOLIOS                  Offered through Calvert Variable Series, Inc. Calvert Portfolios
                                                       Advised by Calvert Asset Management Company
                                                           (Both are Ameritas Acacia Companies)
------------------------------------- -------------------------------------------------------------------------------
CCVS Social Balanced
-------------------------------------- -------------------------------------------------------------------------------
CVS Social International Equity
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Mid Cap Growth
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Money Market
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Small Cap Growth
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management and Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Contrafund                         Common stocks of companies whose value is not fully recognized.
-------------------------------------- -------------------------------------------------------------------------------
VIP Equity-Income
-------------------------------------- -------------------------------------------------------------------------------
VIP High Income
-------------------------------------- -------------------------------------------------------------------------------
          NEUBERGER BERMAN                     Offered through Neuberger Berman Advisers Management Trust.
                                                       Advised by Neuberger Berman Management Inc.
-------------------------------------- -------------------------------------------------------------------------------
AMT Growth
-------------------------------------- -------------------------------------------------------------------------------
AMT Limited Maturity Bond
-------------------------------------- -------------------------------------------------------------------------------
AMT Partners                           Common stocks of mid- to large-cap companies.
-------------------------------------- -------------------------------------------------------------------------------
          OPPENHEIMER FUNDS                         Offered through Oppenheimer Variable Account Funds
                                                            Advised by Oppenheimer Funds, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Aggressive Growth /VA
-------------------------------------- -------------------------------------------------------------------------------
Capital Appreciation /VA               Common stocks of well-known established companies.
-------------------------------------- -------------------------------------------------------------------------------
High Income /VA
-------------------------------------- -------------------------------------------------------------------------------
Main Street Growth & Income /VA        Equity and debt securities, including small to medium capital issuers.
-------------------------------------- -------------------------------------------------------------------------------
Strategic Bond /VA                     Diversified portfolio of high yield fixed-income securities, including foreign government and corporate debt securities, U.S. government securities, and "junk bonds."
-------------------------------------- -------------------------------------------------------------------------------
               SCUDDER                             Offered through Deutsche Asset Management VIT Funds
                                                        Advised by Deutsche Asset Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
VIT Equity 500 Index                   Common stocks of companies that comprise the S&P 500 Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Small Cap Index                    Statistically selected sample of the securities found in the Russell 2000
                                       Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT EAFE(R)Equity Index                 Stocks and other securities representative of the EAFE(R)Index as a whole.
-------------------------------------- -------------------------------------------------------------------------------
         TEMPLETON (Class 2)               Offered through Franklin Templeton Variable Insurance Products Trust
                                                       Advised by Templeton Investment Counsel, LLC
-------------------------------------- -------------------------------------------------------------------------------
Global Asset Allocation
------------------------------------- -------------------------------------------------------------------------------
Foreign Securities
-------------------------------------- -------------------------------------------------------------------------------
               VAN ECK                              Offered through Van Eck Worldwide Insurance Trust.
                                                              Advised by Van Eck Associates
-------------------------------------- -------------------------------------------------------------------------------
Worldwide Hard Assets                  Investing globally, primarily in securities of companies that derive most of revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate or commodities.
-------------------------------------- -------------------------------------------------------------------------------

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the total Policy value less outstanding loans and loan interest, less any applicable surrender charge, and less any due but unpaid Policy charges.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable investment options of the Separate Account. The Fixed Account is part of our general account.

Guaranteed Death Benefit is the initial specified amount of insurance guaranteed until the insured's attained age 85 but in no event less than 10 years as long as Guaranteed Death Benefit Premium is paid. This benefit may be restricted or not available in some states.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

Owner, You, Your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Date is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the Policy Date of your Policy.

Premium
   Guaranteed Death Benefit Premium is the amount of premium which, if paid in advance, will keep your Policy in force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Cash Surrender Value is zero or less.

   Minimum Initial Premium is the minimum premium necessary to initiate coverage under the Policy.

   Minimum Premium is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first five Policy Years, even if the Cash Surrender Value is zero or less.

   Planned Periodic Premium is a schedule of equal premiums payable at fixed intervals chosen by you, the Owner. You need not follow this schedule, nor will following it ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Premium or Guaranteed Death Benefit Premium.

Subaccount is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Ameritas, AVLIC - Ameritas Variable Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

         IMSA

         We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

         ILLUSTRATIONS

         Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

         STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

       A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about us and the Policy. You may obtain a copy without charge upon request to our toll-free telephone number shown to the left. Information about us (including the SAI), is available on the SEC's Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC's Public Reference Room, 450 Fifth St., NW, Washington, D.C. 20549-0102. (Direct questions to the SEC at 202-942-8090.)

       REPORTS TO YOU

       We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

                                    THANK YOU
              for reviewing this Prospectus. You should also review
                the series fund prospectuses for those Subaccount
              variable investment option underlying portfolios you
                                 wish to select.

                             IF YOU HAVE QUESTIONS,
         wish to request a Statement of Additional Information, or want information about a Policy including a personalized illustration, contact your sales representative, or write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              www.variable.ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.

(C) Ameritas Variable Life Insurance Company
                                         SEC Registration # 811-21136, 333-91674

                                    Last Page

Statement of Additional Information: September 20, 2002
to accompany Policy Prospectus dated:  September 20, 2002
EXECUTIVE SELECT,
REGENT 2000 and ALLOCATOR 2000
Flexible Premium
Variable Universal Life Insurance Policies
                                          Ameritas Variable Separate Account VL


TABLE OF CONTENTS                                Page

About Our Company..................................1

Underwriter........................................2
Distribution of the Policy
More Information on Charges
         Waiver of Certain Charges
         Underwriting Procedure

Distribution of Materials..........................3
Advertising
Performance Data

Financial Statements...............................4
--------------------------------------------------------------------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              www.variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

         This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our Web site at www.variable.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

         ABOUT OUR COMPANY

         Ameritas Variable Separate Account VL was established as a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, Ameritas") on May 17, 2002. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in this prospectus and are responsible for providing each Policy's insurance benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869.

         We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.


                                     SAI:1

         UNDERWRITER

        The Policies are offered continuously and are distributed by The Advisors Group ("TAG"), 7315 Wisconsin Avenue, Bethesda, Maryland 20814. TAG, an affiliate of ours, is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG enters into contracts with various broker-dealers ("Distributors") to distribute Policies.

         On April 1, 2002 AVLIC entered into an Assumption Reinsurance Agreement with our affiliate Acacia National Life Insurance Company ("Acacia National"), which includes these Policies issued by Acacia National. Under the Assumption Reinsurance Agreement, upon receipt of required approval AVLIC assumes all obligations under the Policies. Your rights and benefits under the Policies with AVLIC remain identical to the rights and benefits you had with Acacia National.

AVLIC has not paid any compensation to TAG for underwriter or distribution services in previous years.

         DISTRIBUTION OF THE POLICY

         Our underwriter, TAG, enters into contracts with various broker-dealers ("Distributors") to distribute Policies. These Distributors are registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products.

         Executive Select Policy: Commission may equal an amount up to 30% of premium in the first year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of 0.5% of the Policy value beginning in the fifth Policy Year.

         Regent 2000 and Allocator 2000 Policies: Commission may equal an amount up to 95% of premium in the first year, up to 20% of premium paid in years 2-4, and up to 2% of the Policy value beginning in the fifth Policy Year.

Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' Charges section.

         MORE INFORMATION ON CHARGES

o        Waiver of Certain Charges

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

o        Underwriting Procedure

         The Policy's cost of insurance depends upon the insured's sex, issue age, risk class, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

       The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex)

                                     SAI:2
basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

       If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

       The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

         We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

         We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

         PERFORMANCE DATA

         From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment, limitations and risks.

         Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from separate account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy's transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

         We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration, without charge, based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio's expenses.

         For periods prior to the date the Policy subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount.

         Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost.

                                     SAI:3

         FINANCIAL STATEMENTS

         The financial statements of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          Since Ameritas Variable Separate Account VL will not commence operations until this registration has been granted, there are no financial statements for the Subaccounts of the Separate Account as of the effective date of the Policy prospectus.

         Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.



                                     SAI:4

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 2001 and 2000, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/ Deloitte & Touche LLP

Lincoln, Nebraska
February 13, 2002



                                     F-II 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                                    ASSETS

Investments:
    Fixed maturity securities, available for sale (amortized cost
       $197,116 - 2001 and $141,027  - 2000)                                    $        199,551    $       139,933
    Equity securities (amortized cost
       $2,031 - 2001 and $2,031 - 2000)                                                    1,960              1,745
    Mortgage loans on real estate                                                          2,907              2,091
    Loans on insurance policies                                                           29,391             23,186
                                                                               -----------------  ------------------
                                   Total Investments                                     233,809            166,955
                                                                               -----------------  ------------------

Cash and cash equivalents                                                                 46,927             18,347
Accrued investment income                                                                  3,487              2,873
Reinsurance receivable-affiliate                                                             519              9,870
Reinsurance recoverable                                                                    1,369              2,414
Prepaid reinsurance premiums                                                               4,100              4,542
Deferred policy acquisition costs                                                        164,234            160,827
Federal income tax receivable                                                              3,228              4,161
Other                                                                                      3,080              2,705
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                   Total Assets                                  $     2,397,150    $     2,635,374
                                                                               =================  ==================



















The accompanying notes are an integral part of these financial statements.

                                     F-II 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                     LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Policy and contract reserves                                                    $          4,924    $         3,323
Policy and contract claims                                                                   251              2,831
Accumulated contract values                                                              321,867            242,471
Unearned policy charges                                                                    2,762              2,390
Unearned reinsurance ceded allowance                                                       3,758              3,946
Deferred federal income tax payable                                                       10,643              6,846
Accounts payable - affiliates                                                              1,811              4,199
Other                                                                                      4,162              2,550
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                        Total Liabilities                        $     2,286,575    $     2,531,236
                                                                               -----------------  ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, par value $100 per share; authorized
    50,000 shares, issued and outstanding 40,000 shares                                    4,000              4,000
Additional paid-in capital                                                                58,370             58,370
Retained earnings                                                                         47,822             41,950
Accumulated other comprehensive income (loss)                                                383               (182)
                                                                               -----------------  ------------------
                                        Total Stockholder's Equity              $        110,575    $       104,138
                                                                               -----------------  ------------------
                                        Total                                   $      2,397,150    $     2,635,374
                                                                               =================  ==================














The accompanying notes are an integral part of these financial statements.



                                     F-II 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                          Years Ended December 31
                                                           ---------------------------------------------------------
                                                                 2001                2000               1999
                                                           -----------------   ----------------- -------------------
INCOME:
Insurance revenues:
  Contract charges                                          $         62,172    $         61,627  $          51,834
  Premium-reinsurance ceded                                          (11,489)             (9,135)            (8,253)
  Reinsurance ceded allowance                                          4,519               4,223              3,594

Investment revenues:
    Investment income, net                                            13,550              11,864             13,970
    Realized gains(losses), net                                          230                (973)            (1,786)

  Other                                                                3,246               1,790              2,521
                                                           -----------------   ----------------- -------------------

                                                                      72,228              69,396             61,880
                                                           -----------------   ----------------- -------------------

BENEFITS AND EXPENSES:
  Policy benefits:
    Death benefits                                                     3,088               2,357              2,805
    Interest credited                                                 13,272              11,076             12,548
    Change in policy and contract reserves                             1,601                 784                633
    Other                                                                153                 226                  -
  Sales and operating expenses                                        26,808              22,711             22,277
  Amortization of deferred policy acquisition costs                   21,734              25,306             12,760
                                                           -----------------   ----------------- -------------------

                                                                      66,656              62,460             51,023
                                                           -----------------   ----------------- -------------------

Income before federal income taxes                                     5,572               6,936             10,857

Income taxes - current                                                (3,793)               (693)             4,898
Income taxes - deferred                                                3,493                (289)              (639)
                                                           -----------------   ----------------- -------------------

     Total income taxes                                                 (300)               (982)             4,259
                                                           -----------------   ----------------- -------------------

Net income                                                  $          5,872    $          7,918  $           6,598
                                                           =================   ================= ===================







The accompanying notes are an integral part of these financial statements.

                                     F-II 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                            Years Ended December 31
                                                             -------------------------------------------------------
                                                                   2001              2000               1999
                                                            ------------------ ----------------  ------------------

Net income                                                    $        5,872     $        7,918    $        6,598
Other comprehensive income (loss), net of tax:
      Unrealized gains (losses) on securities:
        Unrealized holding gains (losses) arising during
          period (net of deferred tax expense (benefit)
          of $385, $70 and ($1,610) for 2001,
          2000 and 1999 respectively)                                    714                130            (2,990)
        Reclassification adjustment for (gains) losses
          included in net income (net of deferred tax
          benefit (expense) of $(80), $340 and $625
          for 2001, 2000 and 1999 respectively)                         (149)               633             1,161
                                                             ------------------ ----------------  ------------------
      Other comprehensive income (loss)                                  565                763            (1,829)
                                                             ------------------ ----------------  ------------------

Comprehensive income                                          $        6,437     $        8,681    $        4,769
                                                             ================== ================  ==================

























The accompanying notes are an integral part of these financial statements.



                                     F-II 5

                                                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                              STATEMENTS OF STOCKHOLDER'S EQUITY
                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                                 (in thousands, except shares)



                                                                                                         Accumulated
                                                            Common Stock      Additional                  Other
                                                  ------------------------    Paid - in     Retained   Comprehensive
                                                   Shares         Amount       Capital      Earnings    Income(loss)     Total
                                                  -----------  ----------    ----------    ----------  -------------   ----------

BALANCE, January 1, 1999                             40,000    $   4,000   $     40,370   $   27,434    $    884     $   72,688

  Net unrealized investment loss, net                     -            -              -            -      (1,829)        (1,829)

  Capital contribution                                    -            -          2,500            -           -          2,500

  Net income                                              -            -              -        6,598           -          6,598
                                                 ----------    ----------    ----------    ----------  ------------    ---------

BALANCE, December 31, 1999                           40,000        4,000         42,870       34,032        (945)        79,957

  Net unrealized investment gain, net                     -            -              -            -         763            763

  Capital contribution                                    -            -         15,500            -           -         15,500

  Net income                                              -            -              -        7,918           -          7,918
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2000                           40,000        4,000         58,370       41,950        (182)       104,138

  Net unrealized investment gain, net                     -            -              -            -         565            565

  Net income                                              -            -              -        5,872           -          5,872
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2001                           40,000    $   4,000     $   58,370   $   47,822    $    383     $  110,575
                                                 ===========   ==========   ============ ============  ============ ==============


The accompanying notes are an integral part of these financial statements.



                                     F-II 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31

                                                                  --------------------------------------------------
                                                                         2001            2000              1999
                                                                  --------------- ----------------  ----------------
OPERATING ACTIVITIES:
Net Income                                                         $       5,872   $        7,918    $       6,598
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Amortization of deferred policy acquisition costs                    21,734           25,306           12,760
     Policy acquisition costs deferred                                   (28,014)         (36,440)         (39,491)
     Interest credited to contract values                                 13,272           11,076           12,548
     Amortization of discounts or premiums                                  (130)             (52)              67
     Net gains on other invested assets                                        -                -           (2,830)
     Net realized (gains) losses on investment transactions                 (230)             973            1,786
     Deferred income taxes                                                 3,493             (289)            (639)
     Change in assets and liabilities:
       Accrued investment income                                            (614)            (431)             (17)
       Reinsurance receivable-affiliate                                    9,351           26,051                -
       Reinsurance recoverable                                             1,045           (2,071)             302
       Prepaid reinsurance premium                                           442             (854)            (587)
       Federal income tax receivable                                         933           (7,083)             (19)
       Other assets                                                         (375)             135           (1,145)
       Policy and contract reserves                                        1,601              784              633
       Policy and contract claims                                         (2,580)           1,886              130
       Unearned policy charges                                               372              360              216
       Unearned reinsurance ceded allowance                                 (188)               4              346
       Other liabilities                                                    (776)          (7,175)           5,838
                                                                  --------------- ----------------  ----------------
  Net cash from operating activities                                      25,208           20,098           (3,504)
                                                                  --------------- ----------------  ----------------

INVESTING ACTIVITIES:

Purchase of fixed maturity securities available for sale                 (81,138)         (29,350)         (48,474)
Purchase of mortgage loans on real estate                                 (1,000)            (855)          (1,400)
Purchase of equity securities                                             (4,000)               -                -
Purchase of other invested assets                                              -                -           (1,252)
Proceeds from maturities or repayment of fixed
 maturity securities available for sale                                   13,867           14,127           11,242
Proceeds from sales of fixed maturity securities
  available for sale                                                      10,814            2,842            7,762
Proceeds from repayments of mortgage loans on
  real estate                                                                181              154                -
Proceeds from the sale of equity securities                                4,729                -                -
Proceeds from the sale of other invested assets                                -                -            1,162
Net change in loans on insurance policies                                 (6,205)          (6,687)          (5,550)
                                                                  --------------- ----------------  ----------------
  Net cash from investing activities                                     (62,752)         (19,769)         (36,510)
                                                                  --------------- ----------------  ----------------

The accompanying notes are an integral part of these financial statements.

                                     F-II 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31
                                                                  --------------------------------------------------
                                                                       2001              2000             1999
                                                                  ---------------- ----------------- ---------------

FINANCING ACTIVITIES:
Capital contribution                                               $            -   $      15,500     $      2,500
Net change in accumulated contract values                                  66,124          (9,452)          37,473
                                                                  ---------------- ----------------- ---------------
  Net cash from financing activities                                       66,124           6,048           39,973
                                                                  ---------------- ----------------- ---------------

INCREASE(DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                         28,580           6,377              (41)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                      18,347          11,970           12,011
                                                                  ---------------- ----------------- ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $       46,927   $      18,347     $     11,970
                                                                  ================ ================= ===============
Supplemental cash flow information:

Cash (refunded) paid for income taxes                              $       (4,726)  $       6,390     $      4,917























The accompanying notes are an integral part of these financial statements.

                                     F-II 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp.
(ALIC) with the minority interest held by AmerUs Life Insurance Company (AmerUs). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company currently issues variable life insurance, variable annuity, and fixed premium annuity policies, none of which are participating with respect to dividends.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Mortgage loans on real estate are carried at amortized cost less an allowance for estimated uncollectible amounts except impaired loans which are measured at the present value of expected future cash flows, or alternatively, the observable market price or the fair value of the collateral. Total impaired loans as of December 31, 2001, 2000 and 1999, and the associated interest income were not material.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition.


                                     F-II 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

CASH EQUIVALENTS
The Company considers all highly liquid debt securities purchased with a remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS
The Company operates Separate Accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS
RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners' balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances and interest credited to contract balances.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed and adjusted periodically based on actual experience and changes in assumptions.



                                    F-II 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

DEFERRED POLICY ACQUISITION COSTS, (continued)

A roll-forward of the amounts reflected in the balance sheets as deferred policy acquisition costs is as follows:

                                                                                       December 31
                                                                       ---------------------------------------------
                                                                              2001           2000            1999
---------------------------------------------------------------------- -------------- -------------- ---------------
     Beginning balance                                                  $    160,827   $    152,297   $    121,236
     Acquisition costs deferred                                               28,014         36,440         39,491
     Amortization of deferred policy acquisition costs                       (21,734)       (25,306)       (12,760)
     Adjustment for unrealized investment (gain) loss                         (2,873)        (2,604)         6,145
     Balance released under co-insurance agreement (note 4)                        -              -         (1,815)
---------------------------------------------------------------------- -------------- -------------- ---------------
Ending balance                                                          $    164,234   $    160,827   $    152,297
---------------------------------------------------------------------- -------------- -------------- ---------------

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.



                                    F-II 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                               Years Ended December 31
                                                                   -------------------------------------------------
                                                                            2001             2000            1999
------------------------------------------------------------------ ----------------- --------------- ---------------
Fixed maturity securities available for sale                        $      10,846     $       9,539   $      9,644
Equity securities                                                             159               159            159
Mortgage loans on real estate                                                 158               160             34
Loans on insurance policies                                                 1,645             1,203            845
Cash equivalents                                                            1,033             1,029            681
Other invested assets                                                           -                 -          2,830
------------------------------------------------------------------ ----------------- --------------- ---------------
   Gross investment income                                                 13,841            12,090         14,193
Investment expenses                                                           291               226            223
------------------------------------------------------------------ ----------------- --------------- ---------------
   Net investment income                                            $      13,550     $      11,864   $     13,970
------------------------------------------------------------------ ----------------- --------------- ---------------

Net pretax realized investment gains (losses) were as follows:

                                                                                   Years Ended December 31
                                                                          ------------------------------------------
                                                                                2001           2000          1999
------------------------------------------------------------------------- -------------- ------------- -------------
Net losses on disposals of fixed maturity securities
   available for sale (note 4)                                             $     (499)    $     (973)   $   (1,786)
Net gains on disposal of equity securities (note 9)                               729               -             -
------------------------------------------------------------------------- -------------- ------------- -------------
Net pretax realized investment gains(losses)                               $      230     $     (973)   $   (1,786)
------------------------------------------------------------------------- -------------- ------------- -------------

The Company recorded other than temporary impairments on bonds of $1,002 and $800 for 2001 and 2000, respectively. There were no other than temporary impairments on bonds recorded by the Company in 1999.

Proceeds from sales of securities and gross gains and losses realized on those sales were as follows:

                                                                                Year Ended December 31, 2001
                                                                          ------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------- -------------- ------------- -------------
Fixed maturity securities available for sale                               $     10,814   $      452    $       72
Equity securities                                                                 4,729          729             -
------------------------------------------------------------------------- -------------- ------------- -------------
         Total                                                             $     15,543   $    1,181    $       72
------------------------------------------------------------------------- -------------- ------------- -------------


                                                                                Year Ended December 31, 2000
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       2,842   $        -    $       45
------------------------------------------------------------------------ --------------- ------------- -------------


                                                                                Year Ended December 31, 1999
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       7,762   $        6    $       80
------------------------------------------------------------------------ --------------- ------------- -------------




                                    F-II 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS, (continued)

The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                               December 31, 2001
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    155,920   $    4,031   $   2,492   $   157,459
   Mortgage-backed                                                  34,525          670          75        35,120
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,671          303           2         6,972
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           197,116        5,004       2,569       199,551
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -          71         1,960
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    199,147   $    5,004   $   2,640   $   201,511
------------------------------------------------------------ -------------- ------------ ----------- --------------

                                                                               December 31, 2000
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    102,895   $    1,412   $   2,621   $   101,686
   Mortgage-backed                                                  32,095          179         267        32,007
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,037          203           -         6,240
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           141,027        1,794       2,888       139,933
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -         286         1,745
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    143,058   $    1,794   $   3,174   $   141,678
------------------------------------------------------------ -------------- ------------ ----------- --------------

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Amortized            Fair
                                                                                      Cost               Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $              -   $              -
Due after one year through five years                                                   80,790             82,927
Due after five years through ten years                                                  67,646             67,865
Due after ten years                                                                     14,155             13,639
Mortgage-backed securities                                                              34,525             35,120
-------------------------------------------------------------------------------------------------------------------
     Total                                                                    $        197,116   $        199,551
-------------------------------------------------------------------------------------------------------------------



At December 31, 2001, the Company had fixed maturity securities available for sale with a carrying value of $3,395 on deposit with various state insurance departments.


                                    F-II 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

3.  INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                                              December 31
                                                                                    --------------------------------
                                                                                         2001            2000
----------------------------------------------------------------------------------- --------------- ----------------
Deferred policy acquisition costs                                                    $      47,824   $      47,686
Prepaid expenses                                                                             1,435           1,012
Net unrealized investment gains                                                                600               -
Other                                                                                          182               -
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax liability                                                                50,041          48,698
----------------------------------------------------------------------------------- --------------- ----------------
Future policy and contract benefits                                                         36,521          39,108
Net unrealized investment losses                                                                 -             685
Capital loss carryforward                                                                      434             434
Deferred future revenues                                                                     2,282           2,218
Other                                                                                          161             121
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax asset                                                                    39,398          42,566
Less valuation allowance                                                                         -             714
----------------------------------------------------------------------------------- --------------- ----------------
Total deferred tax asset after valuation allowance                                          39,398          41,852
----------------------------------------------------------------------------------- --------------- ----------------
   Net deferred tax liability                                                               10,643   $       6,846
----------------------------------------------------------------------------------- --------------- ----------------

The Company has approximately $1,241 of capital loss carryforwards as of December 31, 2001 that may be applied against future capital gains. The capital loss carryforwards of approximately $1,103 and $138 will expire in 2004 and 2005, respectively. In 2000 and 1999, the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforwards. In 2001, this valuation allowance was released as the capital loss carryforwards are expected to be realized.

The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:

                                                                             Years Ended December 31
                                                                 ---------------------------------------------------
                                                                        2001             2000            1999
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                               35.0     %        35.0 %         35.0    %
Dividends received deduction                                            (26.6)            (21.3)           -
Income tax liability released due to settlement on exam                  -                (29.6)           -
Release of valuation allowance                                          (12.8)              -              -
Other                                                                    (1.0)              1.7            4.2
--------------------------------------------------------------------------------------------------------------------
   Effective tax rate                                                    (5.4)    %       (14.2)  %       39.2    %
--------------------------------------------------------------------------------------------------------------------

The Company's federal income tax returns through March 31, 1996 were examined and settled with the IRS in 2000. Based on the settlement, the Company released the income tax liability provided in prior years of $2,050.


                                    F-II 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 2001, 2000 and 1999 was $16,192, $12,573 and $12,265, respectively.

The Company has entered into reinsurance agreements (yearly renewable term) with affiliates. Under these agreements, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company recorded $5,355, $4,912 and $4,419 of reinsurance premiums, net of ceded allowances, to affiliates for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has recorded reinsurance recoveries from affiliates of $4,462, $3,603 and $7,268 for the years ended December 31, 2001, 2000 and 1999, respectively, reflected in the statement of operations as a reduction of death benefits. Reinsurance recoverable of $1,243 and $2,414 and prepaid reinsurance premiums of $2,766 and $2,671 as of December 31, 2001 and 2000, respectively, relate to these agreements and are included in the balance sheet amounts of the same titles.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity indexed annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and an amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs, which it was carrying on this block. AmerUs, through assumption reinsurance, has assumed approximately 99% and 83% of this business as of December 31, 2001 and 2000, respectively, reducing the reinsurance receivable - affiliate to $519 and $9,870 as of December 31, 2001 and 2000, respectively. As a condition to assumption reinsurance, certain states have required the Company remain contingently liable in the event the assuming reinsurer is unable to fulfill its obligations. The Company was contingently liable for $14,210 and $11,610 of additional reserves as of December 31, 2001 and 2000, respectively.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. Policies placed by this affiliate generated commission expense of $26,745, $34,544 and $35,736 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 1999, the Company formed a variable insurance trust (VIT). The Company, ALIC, and an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), offer the VIT as an investment option to policyowners through their Separate Accounts. The Company had separate account investments of $827,893 and $1,021,332 in the VIT as of December 31, 2001 and 2000, respectively. ALIC had separate account investments of $465 and $600 in the VIT as of December 31, 2001 and 2000, respectively. FALIC had separate account investments of $339 as of December 31, 2001, the first year the VIT was available to its policyowners. Affiliates of the Company provide investment advisory and administrative services to the VIT on a fee basis.



                                    F-II 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS, (continued)

During 2000, the Company began offering Calvert Variable Series, Inc. (CVS) mutual funds, an affiliate, to policyowners through the Separate Accounts. Separate Account investments in mutual funds offered through CVS were $ 15,574 and $6,009 as of December 31, 2001 and 2000, respectively.

The Company provides supervision, training and marketing support for variable product distributions to AIC, an affiliate. Beginning in 2001, the Company received fees of $1,420 for these services. The fees are reflected in other income on the statement of operations.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5.  BENEFIT PLANS

In past years, the Company was included in a multiple employer non-contributory defined-benefit pension plan (pension plan) and a defined contribution plan that covered substantially all full-time employees of ALIC and its subsidiaries and AMAL Corporation and its subsidiaries. During 2000, the pension plan was closed to new participants, and all existing participants were given two options for future participation.

The first option was to continue participation in the pension plan and defined contribution plan. Pension plan costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $6, $221 and $159, respectively.

The second option for pension plan participants was to elect to end participation in the pension plan, fully vest in their accumulated pension benefits, and receive Company contributions to their defined contribution plan accounts on a quarterly basis.

During 2000, the pension plan and defined contribution plan each merged with the respective pension plan and defined contribution plan of an affiliated company, and both are now sponsored by AHC. While the pension plans were merged, AMAL Corporation and its subsidiaries will continue to have a different benefit formula.

Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2001 and 2000, and from 1% to 3% in 1999 of the participant's compensation. In addition, for those employees who elected to terminate their participation in the pension plan, and for new full time employees subsequent to the closing of the pension plan, the Company makes a contribution of 6.0% of the participant's compensation. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $235, $108 and $47, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For associates eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided up to the date when the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the

                                    F-II 16

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


5. BENEFIT PLANS, (continued)

immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions were $31, $35 and $12 for the years ended December 31, 2001, 2000 and 1999, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6.  INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was ($5,802), $6,874 and ($4,513) for 2001, 2000 and 1999,
respectively. The Company's statutory surplus was $60,516, $63,665 and $41,637 at December 31, 2001, 2000 and 1999, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

The Company adopted the provisions of the National Association of Insurance Commissioner's Codification of Statutory Accounting Practices for the preparation of statutory financial statements effective January 1, 2001. The adoption of the new accounting principles has the effect of increasing statutory surplus at January 1, 2001 by $2,854, which relates primarily to accounting principles regarding income taxes.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                    F-II 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS, (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

         Fixed maturity securities available for sale -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

         Equity securities -- Fair value is determined using an independent pricing source.

         Mortgage Loans on real estate -- Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 2001 and 2000.

         Loans on insurance policies -- Fair value for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

         Cash and cash equivalents, accrued investment income, reinsurance receivable and recoverable -- The carrying amounts equal fair value.

         Accumulated contract values -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                                  December 31
                                                            --------------------------------------------------------
                                                                      2001                          2000
                                                            ------------------------- -- ---------------------------
                                                                Carrying      Fair          Carrying        Fair
                                                                Amount        Value          Amount         Value
----------------------------------------------------------- ------------ ------------ -- ------------ --------------
Financial assets:
   Fixed maturity securities, available for sale             $  199,551   $  199,551      $  139,933   $  139,933
   Equity securities                                              1,960        1,960           1,745        1,745
   Mortgage loans on real estate                                  2,907        2,981           2,091        2,138
   Loans on insurance policies                                   29,391       25,185          23,186       18,948
   Cash and cash equivalents                                     46,927       46,927          18,347       18,347
   Accrued investment income                                      3,487        3,487           2,873        2,873
   Reinsurance receivable - affiliate                               519          519           9,870        9,870
   Reinsurance recoverable                                        1,369        1,369           2,414        2,414
Financial liabilities:
   Accumulated contract values excluding amounts
      held under insurance contracts                         $  286,059   $  286,059      $  204,577   $  204,577





                                    F-II 18

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


8.  COMMITMENTS AND CONTINGENCIES

INVESTMENTS

Mortgage loan commitments of $1,250 were outstanding for investments to be purchased in subsequent years as of December 31, 2001. There were no mortgage loan commitments outstanding as of December 31, 2000. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

LITIGATION

From time to time, the Company is subject to litigation in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

9.  SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products, which have Separate Accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Assets of the Separate Accounts are invested in mutual funds and are carried at fair value and are only used to support variable products issued by the Company. During 2001, the Company made initial investments totaling $4,000 into two new mutual fund options offered through Account VA-2. The Company withdrew its investments and related earnings by December 31, 2001 in the amount of $4,729. The realized gains are recorded in the statement of operations. Amounts in the Separate Accounts include policyowner investments in mutual fund options offered through affiliates (See note 4). Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.


Amounts in the Separate Accounts are as follows:

                                                                                          December 31
                                                                             ---------------------------------------
                                                                                    2001                2000
---------------------------------------------------------------------------- ------------------- -------------------
Separate Account V                                                            $        371,818    $        393,900
Separate Account VA-2                                                                1,564,579           1,868,780
---------------------------------------------------------------------------- ------------------- -------------------
                                                                              $      1,936,397    $      2,262,680
---------------------------------------------------------------------------- ------------------- -------------------

                                    F-II 19

   PART C

                                OTHER INFORMATION

     Item 27.     Exhibits

     Exhibit
     Number       Description of Exhibit
     (a)     Board of Directors Resolution of Ameritas Variable Life
             Insurance Company
             Establishing Ameritas Variable Separate Account VL. 1
     (b)     Custodian Agreements. Not Applicable.
     (c)     Form of Principal Underwriting Agreement. 1
     (d)     Form of Assumption Certificate. 1,2
     (e)     Form of Application. Not Applicable.
     (f)     Articles of Incorporation of Ameritas Variable Life Insurance
             Company. 3
             Bylaws of Ameritas Variable Life Insurance Company. 3
     (g)     Form of Assumption Reinsurance Agreement. 1
     (h)     Participation Agreements:
                 The Alger American Fund. 3
                 Calvert Variable Series, Inc. 4
                 Variable Insurance Products Funds. 3
                 Neuberger Berman Advisers Management Trust. 1
                 Oppenheimer Variable Account Funds. 1
                 Deutsche Asset Management VIT Funds. 1
                 Franklin Templeton Variable Insurance Products Trust. 1 Van Eck Worldwide Insurance Trust. 1
     (i)     Administrative Contracts. Not Applicable.
     (j)     Other Material Contracts: Powers of Attorney. 5
     (k)     Legal Opinion of Donald R. Stading.
     (l)     Actuarial Opinion. Not Applicable.
     (m)     Calculation. Not Applicable.
     (n)     Other Opinions: Independent Auditors' Consent.
     (o)     No financial statements are omitted from Item 24.
     (p)     Initial Capital Agreements. Not applicable.
     (q)     Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)
             (12)(iii).


     1 Incorporated by reference to the Registration Statement for Ameritas Variable Separate Account VA Allocator 2000 Annuity, filed on July 1, 2002.
     2 Also See Form of Policy Incorporated by reference to the initial Registration Statement for Acacia National Variable Life Insurance Separate Account I File No 333-81057, filed June 18, 1999.
     3 Incorporated by reference to Pre-Effective Amendment to the Registration Statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 20, 1997.
     4 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.
     5 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-46675, filed on March 29, 2002.

Item 28.   Directors and Officers of the Depositor

         Name and Principal                          Position and Offices
         Business Address                            with Depositor
         Lawrence J. Arth*                           Director, Chairman of the Board and Chief Executive Officer
         William J. Atherton*                        Director, President and Chief Operating Officer
         Kenneth C. Louis*                           Director and Executive Vice President
         Thomas C. Godlasky**                        Director, Senior Vice President and Chief Investment Officer
         JoAnn M. Martin*                            Director, Vice President and Chief Financial Officer
         Gary R. McPhail**                           Director and Executive Vice President
         Robert C. Barth*                            Controller
         Raymond M. Gilbertson*                      Vice President - Corporate Compliance
         William W. Lester*                          Treasurer
         Thomas N. Simpson*                          Senior Vice President and National Sales Manager
         Donald R. Stading*                          Secretary and General Counsel

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

**Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue,
  Des Moines, Iowa 50309.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)                            Principal Business

Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance
                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia National Life Insurance Company (DC)..............variable life/annuity insurance company
              Acacia Realty Square, LLC (DE)...........................property management company
              Enterprise Resources, LLC (DE)...........................class II insurance sales

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between
                                                                       Ameritas Life Insurance Corp. (52.53%),
                                                                       AmerUs Life Insurance Company (33.59%),
                                                                       Acacia Life Insurance Company (3.48%),
                                                                       Acacia National Life Insurance Company
                                                                       (7.43%), and Acacia Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)        life insurance company
                  The Advisors Group, Inc. (DE)........................securities broker-dealer, investment advisor
                     Advisors Group Insurance Agency of Texas,
                       Inc. (TX).......................................broker-dealer insurance broker
                     Acacia Insurance Agency of Massachusetts,
                       Inc. (MA).......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Ohio,
                       Inc. (OH).......................................broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Alabama,
                       Inc. (AL).......................................broker-dealer insurance broker
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              Ameritas Managed Dental Plan, Inc. (CA)..................managed care dental insurance company
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              Pathmark Assurance Company (NE)..........................third-party administrator and reinsurer of dental and eye care insurance plans
              Veritas Corp. (NE).......................................insurance marketing agency

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 30.      Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.      Principal Underwriter

(a)  Other Activity.
     The Advisors Group, Inc. is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for Acacia National Variable Life Insurance Separate Account I variable life insurance policies, Acacia National Variable Annuity Separate Account II variable annuities, and Ameritas Variable Separate Account VA variable annuity policies.

(b)  Management.
     The following table sets forth-certain information regarding directors and officers of The Advisors Group:

         Name and Principal             Positions and Offices
         Business Address *             With Underwriter

         Charles T. Nason               Chairman of the Board
         Salene Hitchcock-Gear          Director, President and Chief Executive Officer
         David A. Glazer                Regional Vice President
         Scott A. Grebenstein           Director, Senior Vice President, Product Development and
                                        Financial Operations
         William R. Giovanni **         Director
         Robert-John H. Sands           Director

        * Unless noted otherwise, the principal business address of each person listed is:
                The Advisors Group, Inc.
                7315 Wisconsin Avenue
                Bethesda, Maryland 20814
        ** Principal business address:
                Ameritas Investment Corp.
                5900 "O" Street
                Lincoln, Nebraska 68510

(c)  Compensation From the Registrant.

       (1)                             (2)                 (3)                   (4)              (5)
                                                     Compensation on
                                Net Underwriting   Events Occasioning
Name of Principal                 Discounts and    the Deduction of a         Brokerage          Other
  Underwriter                    Commissions      Deferred Sales Load       Commissions      Compensation
The Advisors Group, Inc.
("TAG")                                $0                  $0                    $0               $0

(2)+(4)+(5) = Gross variable life insurance compensation received by TAG.
(3) = Sales compensation received and paid out by TAG as underwriter, TAG retains 0.
(4) = Sales compensation received by TAG for retail sales.
(5) = Sales compensation received by TAG and retained as underwriting fee.

Item 32.  Location of Accounts and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 33.  Management Services

     Not Applicable.


Item 34.  Fee Representation

          Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Ameritas Variable Separate Account VL, certifies that it has caused this Pre-Effective Amendment to Registration Statement No. 333-91674 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 6th day of September, 2002.

                AMERITAS VARIABLE SEPARATE ACCOUNT VL, Registrant

               AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor



                                                           By: Lawrence J. Arth*
                                                             -------------------
                                                           Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on September 6, 2002.

         SIGNATURE                                             TITLE

     Lawrence J. Arth *                     Director, Chairman of the Board and Chief Executive Officer

     William J. Atherton *                  Director, President and Chief Operating Officer

     Kenneth C. Louis *                     Director, Executive Vice President

     Gary R. McPhail *                      Director, Executive Vice President

     Thomas C. Godlasky *                   Director, Senior Vice President and Chief Investment Officer

     JoAnn M. Martin *                      Director, Vice President and Chief Financial Officer

     Robert C. Barth *                      Controller (Principal Accounting Officer)

     William W. Lester *                    Treasurer (Principal Financial Officer)

 /s/ Donald R. Stading                      Secretary and General Counsel
 ---------------------
     Donald R. Stading


o Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.

                                  Exhibit Index

     Exhibit

       (k)   Legal Opinion of Donald R. Stading

       (n)   Independent Auditors' Consent

       (q)   Transfer and Redemption Procedures Pursuant to
             Rule 6e-3(T)(b)(12)(iii)